Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

November 26, 2008

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549-3628

EXFO Electro-Optical Engineering Inc. Amendment No. 1 to the
Tender Offer Statement on Schedule TO (File No. 005-59259)

Ladies and Gentlemen:

On behalf of EXFO Electro-Optical Engineering Inc., a corporation existing under the laws of Canada (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 1 to the Tender Offer Statement on Schedule TO (“Amendment No. 1” ) of the Company.

Amendment No. 1 reflects the responses of the Company to comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a telefacsimile from Julia E. Griffith, dated November 25, 2008.  The discussion below is presented in the order of the numbered comments in the comment letter.  Certain terms set forth in this letter are used as defined in Amendment No. 1.

The Company has asked us to convey the following as its responses to the Staff:

Schedule TO-C

1. Refer to the press release filed November 10, 2008, as exhibit 99.1 to your Schedule TO-C.  Your press release refers to the safe harbor protections for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, which do not apply to statements made in connection with a tender offer.  See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934.  Please do not refer to the safe harbor provisions in future press releases or other communications relating to this tender offer.

Response to Comment 1

The Company has advised us that it will not refer to the safe harbor protections for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 in future press releases or other communications relating to this tender offer.

Schedule TO

2. Please revise your disclosure in Item 4 to include the information required by Item 1004(a)(1)(xi) of Regulation M-A concerning the accounting treatment for the transaction, if material.

Response to Comment 2

The Schedule TO has been revised in response to the Staff’s comment.  See Amendment No. 1, Items 1 through 11, “—Issuer Bid Circular – Accounting Treatment of the Offer”.

Offer to Purchase

3. You state in the introductory paragraph and on page 15 that the offer “is not being made to, and tenders will not be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of that jurisdiction.”  The all-holders provision in Rule13e-4(f) requires that your tender offer must be open to all target security holders, including persons located in foreign jurisdictions.  While you are not required to disseminate the offer materials in jurisdictions outside of the United States, your statement that tenders from security holders in certain jurisdictions will not be accepted is impermissible.  See Section II.G.1 of Release No. 34-58597.  Please revise to ensure compliance with Rule 13e-4(f).

Response to Comment 3

The Schedule TO has been revised in response to the Staff’s comment.  See Amendment No. 1, Items 1 through 11 and “—Offer to Purchase – Other Terms”.

Conditions to the Offer, page 10

4. The opening paragraph of this section states that conditions may be asserted at any time prior to payment for the shares.  Please revise to state that all conditions to the offer must be satisfied or waived prior to the expiration of the offer, rather than prior to payment for the shares.  See Rule 14e-1(c).

Response to Comment 4

The Schedule TO has been revised in response to the Staff’s comment.  See Amendment No. 1, Items 1 through 11, “Offer to Purchase – Conditions to the Offer”.

5. You state in the opening paragraph of this section that the conditions shall be triggered if the stated events have occurred “or shall be determined by the Corporation to have occurred.”  In the absence of any objective criteria for the determination of the existence of a condition, such as a standard of reasonableness, satisfaction or waiver of the conditions in the sole discretion of the bidder may be equated with a waiver of that condition.  If you waive a material condition to the offer, there must be five business days remaining prior to expiration.  Please revise your offer to include an objective standard for the assertion or waiver of the conditions.

Response to Comment 5

The Schedule TO has been revised in response to the Staff’s comment.  See Amendment No. 1, Items 1 through 11, “Offer to Purchase – Conditions to the Offer”.  The Company has advised us that it understands that if it waives a material condition to the offer, there must be five business days remaining prior to the expiration of the Offer.

6. We reference the condition to your offer set forth in (c)(v) that there not be any “significant decrease” in the market price of the shares.  Please revise to define a “significant decrease” so that security holders are able to objectively verify whether or not this condition has been satisfied.  This condition is particularly problematic given current market volatility.  For example, you might provide a quantified amount or a materiality standard.  Similarly, revise condition (f) to briefly explain the method(s) by which you will determine the “fair market value” of a share.

Response to Comment 6

The Schedule TO has been revised in response to the Staff’s comments.  See Amendment No. 1, Items 1 through 11, “Offer to Purchase – Conditions to the Offer”.

7. Please explain your use of both an Offer to Purchase and an Offering Circular.  Will both of these be distributed to shareholders as one document?

Response to Comment 7

The Company and Canadian counsel have advised us that under Canadian securities laws an offeror must make an issuer bid by sending a “bid” (the Offer to Purchase) containing the terms of the issuer bid and must also prepare and send, either as part of the bid or together with the bid, an “issuer bid circular” (the Circular) containing the information prescribed by regulation. The Offer to Purchase and the Circular were sent together to shareholders as separate parts of a single document.

In connection with responding to the Staff’s comments, the Company includes as Annex A hereto a statement acknowledging the representations requested by the Staff.

*  *  *  *

If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (212) 373-3024 or Krista A. McDonough at (212) 373-3586.

Sincerely,

/s/ Edwin S. Maynard

Edwin S. Maynard

cc:	Benoit Ringuette
EXFO Electro-Optical Engineering Inc.
Peter Villani
Fasken Martineau DuMoulin LLP

ANNEX A

EXFO Electro-Optical Engineering Inc.
400 Godin Avenue
Quebec City, Quebec, Canada  G1M 2K2

November 26, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:       Julia E. Griffith, Special Counsel, Office of Mergers and Acquisitions

Re:	Response Submitted in the Matter of EXFO Electro-Optical Engineering Inc. Tender Offer Statement on Schedule TO (File No. 005-59259)

Ladies and Gentlemen:

                  On behalf of EXFO Electro-Optical Engineering Inc. (the “Company”), I hereby acknowledge that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in its Tender Offer Statement on Schedule TO (the “Filing”);

2.
comments by the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

             /s/ Germain Lamonde
             Germain Lamonde
President and Chief Executive Officer